Exhibit 99.3

Form of Letter to Clients

Offer to Exchange
4.65% Subordinated Notes Due 2018
(Registered Under The Securities Act of 1933)
for Any and All Outstanding
4.65% Subordinated Notes Due 2018
of
ABN AMRO Bank N.V.

To Our Clients:

          Enclosed is a Prospectus, dated •, 2003, of ABN AMRO Bank N.V., a company incorporated in The Netherlands (the “Company”), and a related Letter of Transmittal (which together constitute the “Exchange Offer”) relating to the offer by the Company to exchange its 4.65% Subordinated Notes Due 2018 (the “New Subordinated Notes”), pursuant to an offering registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 4.65% Subordinated Notes Due 2018 (the “Old Subordinated Notes”) upon the terms and subject to the conditions set forth in the Exchange Offer.

          Please note that the Exchange Offer will expire at [5:00 p.m.], New York City time, on [Expiration Date] unless extended.

          The Exchange Offer is not conditioned upon any minimum number of Old Subordinated Notes being tendered.

          We are the holder of record and/or participant in the book-entry transfer facility of Old Subordinated Notes held by us for your account. A tender of such Old Subordinated Notes can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Old Subordinated Notes held by us for your account.

          We request instructions as to whether you wish to tender any or all of the Old Subordinated Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

          Pursuant to the Letter of Transmittal, each holder of Old Subordinated Notes will represent to the Company that (i) the holder is not an “affiliate” of the Company, (ii) any New Subordinated Notes to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate, and is not engaged and does not intend to engage in a distribution (within the meaning of the Securities Act) of such New Subordinated Notes. If the tendering holder is a broker-dealer that will receive New Subordinated Notes for its own account in exchange for Old Subordinated Notes, we will represent on behalf of such broker-dealer that the Old Subordinated Notes to be exchanged for the New Subordinated Notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Subordinated Notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Subordinated Notes, such broker-dealer is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,